# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rush Street Interactive, Inc., CIK 0001793659
CUSIP: 782011100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 900 N. Michigan Avenue, Suite 950, Chicago, Illinois (IL), 60611
Date of event which requires filing of this statement: 07/30/2026
Amends the filing with accession number 0001193125-21-005201
Filed by CIK 0001373161
Persons authorized to receive notices and communications: Neil G. Bluhm, Richard Schwartz, 900 N. Michigan Avenue, Suite 950, Chicago, Illinois (IL), 60611, (312) 915-1086

## Reporting persons
- BLUHM NEIL (CIK 0001373161): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 100,085,274; shared voting power 0; sole dispositive power 100,085,274; shared dispositive power 0; aggregate amount beneficially owned 100,085,274 (46.5% of the class)
  Comment: The reported amount represents (i) 668,418 shares of Class A Common Stock, (ii) 99,289,627 shares of Class A Common Stock issuable upon conversion of RSILP Units (together with an equivalent number of shares of Class V Common Stock) and (iii) 127,229 shares of Class A Common Stock issuable upon conversion of stock options.
  
  The percent of class is calculated based on 115,626,347 shares of Class A Common Stock outstanding as of July 29, 2026 as reported in the Issuer's Form 10-Q filed on July 30, 2026, as increased by (i) 99,289,627 shares of Class A Common Stock issuable upon conversion of RSILP Units (together with an equivalent number of shares of Class V Common Stock) beneficially owned by the Bluhm Reporting Persons (as defined below) and (ii) 127,229 shares of Class A Common Stock issuable upon conversion of stock options beneficially owned by the Bluhm Reporting Persons.
- NGB 2016 REVOCABLE TRUST: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); member of a group; source of funds: other (OO); sole voting power 2,195,752; shared voting power 0; sole dispositive power 2,195,752; shared dispositive power 0; aggregate amount beneficially owned 2,195,752 (1% of the class)
  Comment: The reported amount represents (i) 668,418 shares of Class A Common Stock and (ii) 1,527,334 shares of Class A Common Stock issuable upon conversion of RSILP Units (together with an equivalent number of shares of Class V Common Stock).
  
  The percent of class is calculated based on 115,626,347 shares of Class A Common Stock outstanding as of July 29, 2026 as reported in the Issuer's Form 10-Q filed on July 30, 2026, as increased by (i) 99,289,627 shares of Class A Common Stock issuable upon conversion of RSILP Units (together with an equivalent number of shares of Class V Common Stock) beneficially owned by the Bluhm Reporting Persons and (ii) 127,229 shares of Class A Common Stock issuable upon conversion of stock options beneficially owned by the Bluhm Reporting Persons.
- NGB 2013 Grandchildren's Dynasty Trust: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); member of a group; source of funds: other (OO); sole voting power 96,399,630; shared voting power 0; sole dispositive power 96,399,630; shared dispositive power 0; aggregate amount beneficially owned 96,399,630 (44.8% of the class)
  Comment: The reported amount represents 96,399,630 shares of Class A Common Stock issuable upon conversion of RSILP Units (together with an equivalent number of shares of Class V Common Stock).
  
  The percent of class is calculated based on 115,626,347 shares of Class A Common Stock outstanding as of July 29, 2026 as reported in the Issuer's Form 10-Q filed on July 30, 2026, as increased by (i) 99,289,627 shares of Class A Common Stock issuable upon conversion of RSILP Units (together with an equivalent number of shares of Class V Common Stock) beneficially owned by the Bluhm Reporting Persons and (ii) 127,229 shares of Class A Common Stock issuable upon conversion of stock options beneficially owned by the Bluhm Reporting Persons.
- Rush Street Interactive GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); member of a group; source of funds: other (OO); sole voting power 1,362,663; shared voting power 0; sole dispositive power 1,362,663; shared dispositive power 0; aggregate amount beneficially owned 1,362,663 (0.6% of the class)
  Comment: The reported amount represents 1,362,663 shares of Class A Common Stock issuable upon conversion of RSILP Units (together with an equivalent number of shares of Class V Common Stock).
  
  The percent of class is calculated based on 115,626,347 shares of Class A Common Stock outstanding as of July 29, 2026 as reported in the Issuer's Form 10-Q filed on July 30, 2026, as increased by (i) 99,289,627 shares of Class A Common Stock issuable upon conversion of RSILP Units (together with an equivalent number of shares of Class V Common Stock) beneficially owned by the Bluhm Reporting Persons and (ii) 127,229 shares of Class A Common Stock issuable upon conversion of stock options beneficially owned by the Bluhm Reporting Persons.
- Richard Schwartz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 7,292,836; shared voting power 0; sole dispositive power 7,292,836; shared dispositive power 0; aggregate amount beneficially owned 7,292,836 (5.9% of the class)
  Comment: The reported amount represents (i) 6,101,187 shares of Class A Common Stock issuable upon conversion of RSILP Units (together with an equivalent number of shares of Class V Common Stock) and (ii) 1,191,649 shares of Class A Common Stock issuable upon conversion of stock options that have vested or will vest and be exercisable within 60 days.
  
  The percent of class is calculated based on 115,626,347 shares of Class A Common Stock outstanding as of July 29, 2026 as reported in the Issuer's Form 10-Q filed on July 30, 2026, as increased by 6,101,187 shares of Class A Common Stock issuable upon conversion of RSILP Units (together with an equivalent number of shares of Class V Common Stock) beneficially owned by the Reporting Person and 1,191,649 shares of Class A Common Stock issuable upon conversion of stock options beneficially owned by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Rush Street Interactive, Inc.
Address of issuer's principal executive offices: 900 N. Michigan Avenue, Suite 950, Chicago, Illinois (IL), 60611
Comment:
This Amendment relates to the Class A Common Stock, par value $0.0001 per share ("Class A Common Stock"), of Rush Street Interactive, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 900 N. Michigan Ave, Suite 950, Chicago, IL 60611.

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends and supplements, as set forth below, the Schedule 13D filed by certain of the Reporting Persons with respect to the Issuer on January 8, 2021, as amended by Amendment No. 1 filed on March 2, 2023 and Amendment No. 2 filed on May 7, 2026 (as amended, the "Schedule 13D"). The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows and as set forth in subsections (a), (b) and (c) below:

The responses of the Reporting Persons set forth in rows (11) and (13) of the cover pages and the comments to the cover pages of this Amendment No. 3 are incorporated by reference into this Item 5(a).

The percent of class is calculated based on 115,626,347 shares of Class A Common Stock outstanding as of July 29, 2026 as reported in the Issuer's Form 10-Q filed on July 30, 2026, as increased by certain amounts of Class A Common Stock issuable upon conversion of RSILP Units (together with an equivalent number of shares of Class V Common Stock) or options beneficially owned by certain of the Reporting Persons, as applicable, as detailed in the comments to the cover pages. The previously disclosed percentages in the 13D calculated Class A Common Stock and Class V Common Stock as separate precents. However, this Amendment No. 3 corrects this approach and reports the percent of Class A Common Stock on an as diluted basis.

The Revocable Trust is the direct beneficial owner of 668,418 shares of Class A Common Stock and 1,527,334 shares of Class A Common Stock issuable upon conversion of RSILP Units (together with an equivalent number of shares of Class V Common Stock). Neil G. Bluhm is the sole trustee and sole beneficiary of the Revocable Trust.

The Dynasty Trust is the direct beneficial owner of 96,399,630 shares of Class A Common Stock issuable upon conversion of RSILP Units (together with an equivalent number of shares of Class V Common Stock). Neil G. Bluhm is a trustee of the Dynasty Trust.

Rush Street Interactive GP is the direct beneficial owner of 1,362,663 shares of Class A Common Stock issuable upon conversion of RSILP Units (together with an equivalent number of shares of Class V Common Stock). Rush Street Interactive GP is managed by a board of managers consisting of Neil G. Bluhm, Andrew G. Bluhm, and Gregory A. Carlin. Neil G. Bluhm, through his control of over 81% of the units of Rush Street Interactive GP, possesses the ability to appoint the managers to the board of managers. As a result, Neil G. Bluhm may be deemed to possess indirect beneficial ownership of the shares of Class V Common Stock held by Rush Street Interactive GP. Neil G. Bluhm disclaims beneficial ownership of the securities held by the Rush Street Interactive GP.

Neil Bluhm is the direct beneficial owner of 127,229 shares of Class A Common Stock issuable upon conversion of 127,229 stock options that have vested or will vest and be exercisable within 60 days. Neil Bluhm, together with The Revocable Trust, The Dynasty Trust and Rush Street Interactive GP are referred to herein as the "Bluhm Reporting Persons".

Richard Schwartz is the direct beneficial owner of 6,101,187 Class A Common Stock issuable upon conversion of RSILP Units (together with an equivalent number of shares of Class V Common Stock) and 1,191,649 shares of Class A Common Stock issuable upon conversion of stock options that have vested.

As described in Item 2 of Amendment No. 1, by virtue of Richard Schwartz, Neil G. Bluhm and the Dynasty Trust being a party to the Voting Agreement, such Reporting Persons may be deemed to be a member of a "group", as defined in Rule 13d-5 of the Exchange Act, and each of the Reporting Persons may be deemed to beneficially own the shares of Class V Common Stock and Class A Common Stock beneficially owned by each other solely for such purposes.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities, for purposes of Section 13(d) and/or Section 13(g) or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons set forth in rows (7) through (10) of the cover pages of this Amendment No. 3 and the information set forth in Item 5(a) hereof are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
On July 1, 2026, Richard Schwartz converted 158,334 RSILP Units (and an equivalent number of shares of Class V Common Stock) into 158,334 shares of Class A Common Stock and sold such shares in market transactions pursuant to a 10b5-1 plan at a weighted average price of $31.2148 per share. These shares were sold in multiple transactions at prices ranging from $29.95 to $31.66 per share.

On August 3, 2026, Richard Schwartz converted 158,334 RSILP Units (and an equivalent number of shares of Class V Common Stock) into 158,334 shares of Class A Common Stock and sold such shares in market transactions pursuant to a 10b5-1 plan at a weighted average price of $28.0239 per share. These shares were sold in multiple transactions at prices ranging from $26.38 to $28.90 per share.

Other than as set forth above, the Reporting Persons have not effected any other transactions in the Class A Common Stock in the prior 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit I Joint Filing Agreement among the Reporting Persons (incorporated by reference to Exhibit I to the Schedule 13D/A filed by the Reporting Persons on March 2, 2023).

## Signatures
- BLUHM NEIL: /s/ Kyle Sauers, Neil G. Bluhm, by Kyle Sauers, attorney-in-fact (08/03/2026)
- NGB 2016 REVOCABLE TRUST: /s/ Kyle Sauers, Neil G. Bluhm, Trustee, by Kyle Sauers, attorney-in-fact (08/03/2026)
- NGB 2013 Grandchildren's Dynasty Trust: /s/ Kyle Sauers, Neil G. Bluhm, Trustee, by Kyle Sauers, attorney-in-fact (08/03/2026)
- Rush Street Interactive GP, LLC: /s/ Kyle Sauers, Attorney-in-fact (08/03/2026)
- Richard Schwartz: /s/ Kyle Sauers, Richard T. Schwartz, by Kyle Sauers, attorney-in-fact (08/03/2026)